UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of November 2018

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                          Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

On November 30, 2018, the Board of Directors of Husky Energy has announced the appointment of Jeff Hart as Chief Financial Officer (CFO). The press release is attached hereto as Exhibit A.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-222652) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	BY:	/s/James D. Girgulis
JAMES D. GIRGULIS
SENIOR VICE PRESIDENT,
Date: November 30, 2018		GENERAL COUNSEL & SECRETARY

Exhibit A

Calgary, Alberta

November 30, 2018

Husky Energy Appoints Chief Financial Officer

The Board of Directors of Husky Energy has announced the appointment of Jeff Hart as Chief Financial Officer (CFO).

“Jeff is already an integral member of our executive management team, having served as our Acting CFO since April 2018, and has extensive experience in progressively senior finance roles at Husky,” said CEO Rob Peabody. “As such, he is well positioned to ensure the successful execution of our five-year-plan.”

Prior to his appointment, Hart was the VP, Controller for Husky, leading Upstream and Downstream finance, finance process governance and projects, as well as corporate accounting and reporting. He joined Husky in 2010.

Before joining Husky, he held finance positions in the offshore, oil sands and petrochemical operations at Statoil, Norsk Hydro, and Imperial Oil.

He is a Chartered Professional Accountant and a member of the Chartered Professional Accountants of Alberta, and holds a Bachelor of Commerce degree from Saint Mary’s University, Halifax.

He continues to be responsible for the financial management of Husky, including controllers, treasury, tax, credit and internal audit.

Investor and Media Inquiries:

Leo Villegas, Manager, Investor Relations

403-513-7817

Mel Duvall, Senior Manager, Media & Issues

403-513-7602